EX-99.77C  VOTES

Proxy Voting Results

A special meeting of the Funds shareholders was held on March 17, 2005.
The results of votes taken among shareholders on proposals before them are reported below. Each shareholder of the Fund is entitled to one vote for each dollar of net asset value held by the shareholder. The value of 644,321,757 shares were received for each proposal, which represented 72.2% of the total value of the shares outstanding on the record date.


Proposal 1. Shareholders of the Portfolios, voting together as a single group, are being asked to elect Trustees for MEMBERS Mutual Funds (MMF).


Trustee Nominees         Votes For     Percent 	Votes Against     Percent

Rolf F. Bejelland     	641,413,708     71.9%	 2,908,049	    0.3%

Gwendolyn M. Boeke      641,543,138    	71.9%	 2,778,620	    0.3%

Steven P. Riege		641,584,447	71.9%	 2,737,310	    0.3%

Richard E. Struthers	641,578,754	71.9%	 2,743,003	    0.3%

Michael S. Daubs	641,614,814	71.9%    2,706,943	    0.3%

Lawrence R. Halverson   641,646,985	71.9%    2,674,772	    0.3%


Proposal 2. The Shareholders of the Portfolios, voting together as a single group, ratified the appointment of Deloitte & Touche LLP to serve as independent registered public accounting firm for MMF for the fiscal year ending October 31, 2005.


Vote			Value of Shares		Percent

For			  640,228,924		 71.8%

Against			    1,950,307		  0.2%

Abstain			    2,142,526		  0.2%